UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                             (Amendment No. 14)

                      VIDEO LOTTERY TECHNOLOGIES, INC.
                      --------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 par value
                        ----------------------------
                       (Title of Class of Securities)

                                  92656M10
                                  --------
                               (CUSIP Number)

                                William Spier
                             444 Madison Avenue
                                 38th Floor
                          New York, New York 10022
                              (212) 759-3287
                              --------------
                   (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
                             and Communications)

                             - with a copy to -

                            Peter S. Golden, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000

                              November 19, 1997
                    (Date of Event which Requires Filing
                             of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.




     This Amendment No. 14 amends and supplements the statement on
Schedule 13D filed by William Spier on October 30, 1992 and, as a result of an amendment thereto, by Video Investment Partners, L.P., Asgard Ltd., Parkway M&A Capital Corporation, Alpine Associates, Ltd., Gabriel Capital, L.P., LBN Investment Associates, L.P., and Homer Noble (the "Schedule 13D") with respect to Common Stock, par value $.01 per share (the "Shares"), of Video Lottery Technologies, Inc., a Delaware corporation (the "Company").

     Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the Schedule 13D.

     Item 4 of the Schedule 13D is hereby amended to add the following information.

Item 4.    Purpose of Transaction
-------    ----------------------

     On November 19, 1997, Mr. Spier, on behalf of the parties to the
Schedule 13D, delivered a letter to the Company requesting that the Company prepare and file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to all Shares held by the parties to this Schedule 13D. The request was made pursuant to the existing Stockholders Agreement between the parties to the Schedule 13D and the Company, which among other things provides for registration rights.

     In light of positive business developments at the Company and the market performance of the Shares, the parties to this Schedule 13D currently intend to offer all of their Shares for sale. The Company has indicated that it will cooperate in seeking to effect a sale of the Shares and it is currently expected that a sale will be effected pursuant to an offering underwritten on a best efforts all or none basis by Gerard Klauer Mattison and Ladenburg, Thalman & Co., Inc.; however, market and privately negotiated sales may also be considered if an underwritten offering of all of the Shares cannot be effected at attractive prices within a short period of time. Any decision to sell Shares will be based upon prices which may be obtained, the number of Shares which may be sold and other market and business conditions existing at the time and, therefore, there can be no assurance that any sales will occur. This disclosure does not constitute an offer to sell or a solicitation of an offer to buy any Shares, which only will be made following the effectiveness of a registration statement with respect to the Shares (or pursuant to an exemption from registration under the Securities Act of 1933).

     Mr. Spier has advised the Company that, in connection with the Company's cooperation in the proposed offering, he intends to enter into a mutually satisfactory agreement with the Company providing, among other things, that, if the beneficial ownership of Shares of the parties of this Schedule 13D falls below 5% of the outstanding Shares as a result of dispositions of such Shares, Mr. Spier will resign as a director of the Company and be subject to restrictions on his ability to acquire additional Shares.




                               Signature
                               ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         ALPINE ASSOCIATES, LTD.


/s/William Spier                          By: /s/William Spier
----------------                              ----------------
William Spier                                   William Spier
                                                Pursuant to Power of Attorney


VIDEO INVESTMENT PARTNERS, L.P.          GABRIEL CAPITAL, L.P.


By: /s/William Spier                     By: /s/William Spier
    ----------------                         ----------------
      William Spier                             William Spier
      Managing General Partner                 Pursuant to Power of Attorney


ASGARD LTD.                              LBN INVESTMENT ASSOCIATES, L.P.


By: /s/William Spier                     By: /s/William Spier
    ----------------                         ----------------
    William Spier                               William Spier
    Pursuant to Power of Attorney              Pursuant to Power of Attorney


PARKWAY M&A CAPITAL    HOMER NOBLE
  CORPORATION


By: /s/William Spier                     By: /s/William Spier
    ----------------                         ----------------
      William Spier                             William Spier
      Pursuant to Power of Attorney            Pursuant to Power of Attorney

Date:  November 20, 1997